ARMOUR Residential REIT, Inc.

956 Beachland Blvd., Suite 11

Vero Beach, Florida 32963

June 8, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Registration Statement on Form S-11

(SEC Registration No. 333-166847) (the "Registration Statement")

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), ARMOUR Residential REIT, Inc. (the "Company") requests that the effectiveness of the Registration Statement referenced above be accelerated to 4:30 p.m. on June 10, 2010, or as soon thereafter as practicable.

As requested, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ARMOUR Residential REIT, Inc.

/s/ Jeffrey J. Zimmer

Jeffrey J. Zimmer

Co-Chief Executive Officer, President and Vice Chairman